UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XBIOTECH INC.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
98400H102
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

SCHEDULE 13G

CUSIP No.	98400H102

1	Names of Reporting Persons
John Simard
2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
6,611,917 (1)
	6	Shared Voting Power
N/A
	7	Sole Dispositive Power
6,611,917 (1)
	8	Shared Dispositive Power
N/A
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,611,917 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
19.9%(2)
12	Type of Reporting Person (See Instructions)
IN

(1)

This amount includes (i) 3,823,166 shares of common stock held by the Reporting Person, (ii) 1,370,381 shares of common stock issuable upon the exercise of stock options that are immediately exercisable within 60 days of December 31, 2023 held by the Reporting Person, and (iii) 1,418,370 shares of common stock issuable upon conversion of a convertible loan provided by the Reporting Person to the Issuer under a convertible loan agreement between the Reporting Person and the Issuer dated January 3, 2024 (the “Loan Agreement”). At the Reporting Person’s election, the balance may be converted to the common stock at any time the loan balance is outstanding at a fixed conversion price equal to the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Loan Agreement, which was $4.048 per share, subject to a 19.9% cap limiting the number of shares that could be converted under the Loan Agreement based on the Reporting Person’s total stock ownership in the Company at the time of conversion. This amount of 1,418,370 shares is calculated based on the formula to cap the Reporting Person’s total stock ownership in the Company not to exceed 19.9% of the Company’s issued and outstanding common stock on the date such loan conversion is consummated. Without the contractual cap, that amount would be 2,470,355 and the total shares would be 7,663,902.

(2)	The percentage is calculated based upon a denominator that includes (i) 30,436,964 shares outstanding as of December 31, 2023 and (ii) an aggregate of 2,788,751 shares that are issuable upon the exercise of stock options and the conversion of the convertible loan by the Reporting Person.

Item 1.

(a)	Name of Issuer:

XBiotech Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5217 Winnebago Ln, Austin, TX 78744

Item 2.

(a)	Name of Person Filing:

John Simard

(b)	Address of Principal Business Office or, if None, Residence:

C/O XBiotech Inc., 5217 Winnebago Ln, Austin, TX 78744

(c)	Citizenship:

Canada

(d)	Title and Class of Securities:

Common Shares, no par value

(e)	CUSIP No.:

98400H102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	◻	Broker or dealer registered under Section 15 of the Act;

(b)	◻	Bank as defined in Section 3(a)(6) of the Act;

(c)	◻	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	◻	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	◻	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	◻	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	◻	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	◻	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	◻ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	◻ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership

As of December 31, 2023

(a)	Amount Beneficially Owned:

6,611,917(1) shares

(b)	Percent of Class:

19.9%(2)

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

6,611,917 (1) shares

(ii)	Shared power to vote or to direct the vote:

Not Applicable

(iii)	Sole power to dispose or to direct the disposition of:

6,611,917 (1) shares

(iv)	Shared power to dispose or to direct the disposition of:

Not Applicable

(1)	This amount includes (i) 3,823,166 shares of common stock held by the Reporting Person, (ii) 1,370,381 shares of common stock issuable upon the exercise of stock options that are immediately exercisable within 60 days of December 31, 2023 held by the Reporting Person, and (iii) 1,418,370 shares of common stock issuable upon conversion of a convertible loan provided by the Reporting Person to the Issuer under a convertible loan agreement between the Reporting Person and the Issuer dated January 3, 2024 (the “Loan Agreement”). At the Reporting Person’s election, the balance may be converted to the common stock at any time the loan balance is outstanding at a fixed conversion price equal to the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Loan Agreement, which was $4.048 per share, subject to a 19.9% cap limiting the number of shares that could be converted under the Loan Agreement based on the Reporting Person’s total stock ownership in the Company at the time of conversion. This amount of 1,418,370 shares is calculated based on the formula to cap the Reporting Person’s total stock ownership in the Company not to exceed 19.9% of the Company’s issued and outstanding common stock on the date such loan conversion is consummated.

(2)	The percentage is calculated based upon a denominator that includes (i) 30,436,964 shares outstanding as of December 31, 2023 and (ii) an aggregate of 2,788,751 shares that are issuable upon the exercise of stock options and the conversion of the convertible loan by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

/s/ John Simard

John Simard/President & CEO, XBiotech Inc.

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